FORM 5 / / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported /x/ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Ramamurthy	Githesh			CCC Information Services Group Inc. ("CCCG")				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	444 Merchandise Mart						December 31, 2001		Chief Executive Officer

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form filed by One Reporting Person Form filed by More than
	Chicago	IL	60654						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
											(Instr. 3 and 4)
							Amount	(A) or (D)	Price

Common Stock			12/21/01		X4		43,725	A	$5.50		380,925		D

Common Stock(1)			2/14/02		P		192,000	A	$6.25		572,925(2)		D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
(1) Acquired through employee stock purchase loan.	SEC 2270
(2) Beneficial ownership as of 2/14/02	(1/3/02)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6.	Date Exercisable and Expiration Date (Month/Day/Year)

								(A)	(D)		Date Exercisable	Expiration Date

Employee Stock Purchase Loan			$9.75	12/18/01			J(1)		307,692

Employee Stock Purchase Loan			$9.75	8/15/00			J(2)	307,692			8/15/00

Employee Stock Purchase Loan			$15.25	8/15/00			J(1)		196,721

Employee Stock Purchase Loan			$15.25	1/14/00			J(2)	196,721			1/14/00

Employee Stock Option (Right to Buy)			$5.51	9/19/01			A	25,000			9/19/01	9/19/11

Employee Stock Option (Right to Buy)			$8.90	5/23/01			A	100,000			(3)	5/23/11

Employee Stock Option (Right to Buy)			$7.50	1/15/01			A	150,000			(4)	1/15/11

Employee Stock Option (Right to Buy)			$10.625	6/28/00			A	200,000			(4)	6/28/10

Employee Stock Option (Right to Buy)			$9.50	9/1/99			A	40,000			(4)	9/01/09

Employee Stock Option (Right to Buy)			$12.125	9/23/98			A	45,000			(4)	9/23/08

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Title	Amount or Number of Shares

Common Stock	307,692			560,000		D

Common Stock	307,692			560,000		D

Common Stock	196,721			560,000		D

Common Stock	196,721			560,000		D

Common Stock	25,000			560,000		D

Common Stock	100,000			560,000		D

Common Stock	150,000			560,000		D

Common Stock	200,000			560,000		D

Common Stock	40,000			560,000		D

Common Stock	45,000			560,000		D

Explanation of Responses:

*
The purpose of this Annual Statement of Changes in Beneficial Ownership is to report certain transactions involving the reporting person, and to amend and restate the amount and terms of the securities held by the reporting person.
(1)
Revoked employee stock purchase loan, not reported on Form 4.
(2)
Employee stock purchase loan, not reported on Form 4.
(3)
The option became exercisable as to 50,000 shares on November 23, 2001, and becomes exercisable as to the remaining 50,000 shares on May 23, 2002.
(4)
The option becomes exercisable in four equal annual installments beginning on the first anniversary of the grant date specified in column 3.
	/s/ Githesh Ramamurthy	February 14, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2 SEC 2270 (1/3/02)